United States securities and exchange commission logo





                             May 14, 2021

       Robert Grinberg
       Chief Executive Officer
       Life Clips, Inc.
       18851 NE 29th Avenue
       Suite 700
       Aventura, FL 33180

                                                        Re: Life Clips, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 30,
2021
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 3, 2021
                                                            File No. 024-11514

       Dear Mr. Grinberg:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please amend your offering circular to provide the financial statements required by Part
                                                        F/S of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Robert Grinberg
Life Clips, Inc.
May 14, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257
with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Grinberg
                                                           Division of
Corporation Finance
Comapany NameLife Clips, Inc.
                                                           Office of Life
Sciences
May 14, 2021 Page 2
cc:       Jonathan Leinwand, Esq.
FirstName LastName